EXHIBIT 21.1

LIST OF SUBISIDIARIES

Listed below are the subsidiaries of the Registrant, our percentage ownership in each subsidiary and the total number of active subsidiaries directly or indirectly owned by each subsidiary as of December 31, 2007.

	% Ownership	U.S.	Non-U.S.

Kaznickel, LLP, Kazakhstan	100%	0	0

Kazakh Metals, Inc., BVI	100%	0	1
Kyzyl Kain Mamyt LLP, Kazakhstan(1)

(1) Kazakh Metals, Inc. owns a 100% interest in Kyzyl Kain Mamyt LLP.